U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 HLW Corporation
                 (Name of Small Business Issuer in its charter)



         Minnesota                                      41-1661866
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


411 South Cedar Lake Road
Minneapolis, Minnesota                                    55405
(Address of principal executive office)                 (Zip Code)

Issuer's telephone number (612) 374-2468


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares


                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)




ITEM 1.  DESCRIPTION OF BUSINESS

         The Company has been in existence for several years, and has been in a variety of businesses. At one time it was in the computer business and the name was Computer Graphics, Inc. There was an intrastate offering of its stock in the State of Minnesota while it was known as Computer Graphics, Inc. That business was not successful and the Company became dormant.

         The name was changed to Conminco, Inc. in the early 90s and the Company was engaged in the mining business. That business was not successful either, and the Company was again dormant from 1992 to the middle of 1996 when the Company began to make plans for the present business.

         The Grand National Council of Confederated Nations, a branch of the Chippewa Tribe, by its Chief Albert L. LaFontain, has entered into a Contract for Deed to purchase 17 acres of land located on Minnesota Highway 55 in the town of Medina, Minnesota. The parcel of land has a building on it of about 9,000 square feet. The building and land need additional work on them before they will be ready for business. The Company has estimated that it will need to spend about $25,000 to clean and paint the building, and that it will require about $50,000 to blacktop the parking area. The Tribe and the Company have located slot and blackjack machines through a company in South Dakota, and it will take another $25,000 to purchase the gaming machines.

         The Grand National Council of Confederated Nations has entered into a Management Agreement with the Company that provides that the Tribe will provide the real estate and operate the gaming facility under its tribal authority, and that the Company will provide the financing necessary and will provide management services and advice to the Tribe. The parties will divide the net proceeds of the facility, which is the payment of all expenses, excluding salaries, 70% to the Tribe and 30% to the Company.

         The Company's plans are to start the renovation of the building in the near future, and to blacktop the parking lot in the spring of this year, after the snow off of the area. It will then purchase the gaming machines and begin business.


ITEM 2.  PLAN OF OPERATION

         The operations of the Company will be to assist the Grand National Council of Confederated Nations in the operations of its gaming facility in Medina, Minnesota.

         The plan for the gaming facility is not to operate an elaborate casino, as most of the others have done, but, instead, to have a low cost gaming facility with slot machines and blackjack only in the Minneapolis suburb of Medina, Minnesota.

         There is one casino in the Minneapolis, St. Paul area, and two others within easy driving distance, that is one to two hours drive. All three of them are large elaborate casinos. The town of Medina is in the immediate metropolitan area, and is about a 45 minute drive from downtown Minneapolis. The facility operated by the Grand Council of Confederated Nations will be the second casino in the immediate area.


ITEM 3.  DESCRIPTION OF PROPERTY

         The company owns no property at this time.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.

Name                              Shares            Per cent

Albert LaFontain                  1,500,000            18%

David DeZiel

Mr. DeZiel holds a warrant to purchase 1,500,000 shares of common stock for a period of two years at $.10 per share. The warrant is not dilutive, not callable and not cancellable.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                  Age            Position

David DeZiel                           61         CEO and Director


         David DeZiel, age 61, CEO and Director. Mr. DeZiel has a B.S. degree from the University of St. Thomas in business. He has operated as Creative Investment Services Company, a business consulting company for more than the past five years. He was formerly a director of the following public companies:
Satite, Inc., Northgate, Inc. and World Acceptance, Inc.


ITEM 6.  EXECUTIVE COMPENSATION

         There is no employee that was paid as much as $60,000 per year as salary. There is no contract for the payment of a salary to any employee.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The company's common stock has not traded for several years.

         There are 1062 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         The recent sales of unregistered securities are:

         Name                 Date            Shares          Cost

         Leonard Jones        3/96            75,000         $4,000
         Charles Meili        8/96            55,000         $16,000

         There was no underwriter on the sales of any of the securities, and no commissions were paid. All sales were for cash.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11.  DESCRIPTION OF SECURITIES

         The Company has authorized 50,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. The voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares on common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  2.1 Articles of Incorporation, amendments and bylaws

                  6.1 Management Agreement

                  10  Opinion of counsel



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 21, 1997                    HLW, Inc.



                                           ____/s/___________________________
                                           David DeZiel, President


                                HLW, CORPORATION
                                BALANCE STATEMENT
           For years ending November 30, 1996, and November 30, 1995

                                       FOR THE TWELVE MONTH PERIOD  FOR THE TWELVE MONTH PERIOD
                                        ENDING NOVEMBER 30, 1996     ENDING NOVEMBER 30, 1995

ASSETS

CURRENT ASSETS
        Cash on Hand                       $         0.00           $         0.00
        Other Receivables                  $         0.00           $         0.00
        Inventory                          $         0.00           $         0.00
        Prepaid Expenses                   $         0.00           $         0.00

                Total Current Assets       $         0.00           $         0.00

Fixed Assets
        Equipment                          $         0.00           $         0.00

Leasehold Improvements

        Total                              $         0.00           $         0.00
Less Accumilated Depreciation              $         0.00           $         0.00

        Total Fixed Assets                 $         0.00           $         0.00

        Total Assets                       $         0.00           $         0.00

LIABILITIES AND STOCK HOLDERS EQUITY

CURRENT LIABILITIES
        Accounts Payable                   $    13,927.24           $    13,927.24
        Accured Payroll                    $         0.00           $         0.00
        Affiliate Payables                 $         0.00           $         0.00
                Current Liabilities        $    13,927.24           $    13,927.24

                Total Liabilities          $    13,927.24           $    13,927.24

STOCKHOLDERS EQUITY
        Common Stock No Par Value
        8,189,936 shares issued
        Paid in Capital                    $   568,604.58           $   568,604.58

Retained Earnings - Note 2                 $  (582,531.82)          $  (582,531.82)

                Total Stockholders Equity   $        (0.00           $        (0.00)



Note 2. The company has not conducted business for this period in 1996 or 1995. The company has an accumulated loss carry forward from 1993.


                                HLW, CORPORATION
                                INCOME STATEMENT
           For years ending November 30, 1996, and November 30, 1995

                            FOR THE TWELVE MONTH PERIOD     FOR THE TWELVE MONTH PERIOD
                              ENDING NOVEMBER 30, 1996        ENDING NOVEMBER 30, 1995
REVENUES                               AMOUNT                    AMOUNT
        Management Fees                    $   0.00                   $   0.00
        Other Income                       $   0.00                   $   0.00
                Total Revenues             $   0.00                   $   0.00
Cost of Sales                              $   0.00                   $   0.00
Gross Profit                               $   0.00                   $   0.00

Operating Expenses

        Payroll and Related Expenses       $   0.00                   $   0.00
        Payroll Taxes                      $   0.00                   $   0.00
        Bank Expenses                      $   0.00                   $   0.00
        Office related expenses            $   0.00                   $   0.00
        Utilities                          $   0.00                   $   0.00
        Professional Services              $   0.00                   $   0.00
                Total Operating Expenses   $   0.00                   $   0.00
Income (Loss) from Operations              $   0.00                   $   0.00
Other Expenses
        Interest Expenses                  $   0.00                   $   0.00
        Management Fees                    $   0.00                   $   0.00
        Loss of discontinued business      $   0.00                   $   0.00
        Leasehold improvements             $   0.00                   $   0.00
                Total                      $   0.00                   $   0.00
Net Income (Loss) before Taxes             $   0.00                   $   0.00
Income Tax
        Federal Tax                        $   0.00                   $   0.00
        State Tax                          $   0.00                   $   0.00
                Total Income Tax
Net Income (Loss) - see Note 1             $   0.00                   $   0.00




Note 1. Company has not completed any business for the years 1995 and 1996. They have not incurred any income or expenses.


                                HLW, CORPORATION
                              CASH FLOW STATEMENT
           For years ending November 30, 1996, and November 30, 1995

                               FOR THE TWELVE MONTH PERIOD     FOR THE TWELVE MONTH PERIOD
                                 ENDING NOVEMBER 30, 1996        ENDING NOVEMBER 30, 1995

CASH FLOW FROM OPERATING ACTIVITY

Cash received from sales             $   0.00                      $   0.00
Cash paid to suppliers               $   0.00                      $   0.00
Interest paid                        $   0.00                      $   0.00
        Net Cash Provided            $   0.00                      $   0.00

CASH FLOW FROM INVESTMENTS

Proceeds from sale of Assets         $   0.00                      $   0.00
Purchased fixed Assets               $   0.00                      $   0.00
        Net Cash Used                $   0.00                      $   0.00

CASH FLOW FROM FINANCING ACTIVITIES

Net Proceeds from investment         $   0.00                      $   0.00
        Net Proceeds                 $   0.00                      $   0.00

Net Increase or decrease in cash     $   0.00                      $   0.00





                                 HLW CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                 FOR THE TWO YEAR PERIOD ENDED NOVEMBER 30,1996

                                    COMMON          COMMON         ADDITIONAL       RETAINED
                                    STOCK           STOCK           PAID IN         EARNINGS
                                 # OF SHARES        AMOUNT          CAPITAL         (DEFICIT)

Balance at
November 30, 1994                 13,373,609          --          $568,604.58           --

Common stock issuance
throughout period as of
August 31,1996                    10,458,547          --          $      0.00           --

Total Common Stock
Issued as of September 10, 1996   23,832,156          --                   --           --

Balance of Stock as of
September 11, 1996 in 1/5 Split    4,766,433


Additional Common Stock
Issued October 15, 1996            3,000,000          --          $      0.00           --

Net (Loss)                              --            --                   --     $(582,531.82)

Balance at
November 30, 1996                  7,766,433          --                 0.00     $(582,531.82)


See accompanying auditor's notes.


                                HLW, CORPORATION
              NOTES TO THE FINANCIAL STATEMENTS, NOVEMBER 30,1996

Note 1. BUSINESS ACTIVITY
        Company has not completed any business for the years 1995 and 1996. They have not incurred any income or expenses.

Note 2. LOSS CARRIED FORWARD
        The company has not conducted business for this period in 1995 or 1996. The company has an accumulated loss carry forward from 1993.

Note 3. STOCKHOLDERS EQUITY
        COMMON STOCK ISSUED

        The company has authorized 50,000,000 shares of which 7,766,433 are outstanding. The loss per share for 1995 and 1996 is a -0.075 Cents

        Loss for common share is computed by dividing the net loss by the number of shares outstanding.

Note 4. CHANGE IN STOCKHOLDERS EQUITY

        The company as of November 30,1994 had issued 13,360,555 of common stock shares. During 1995 and 1996 the company issued 10,458,547 of common stock shares. As of September 10,1996 the company elected to complete a reverse split of its stock of one for five. As of September 11,1996 the company had 4,766,433 of common stock outstanding. On October 15, 1996 the company issued an additional 3,000,000 shares of common stock.

        There was no paid in capital during this time period, as stock was traded for services rendered and stock issued to pay for company's liabilities.

        Total common stock issued as of November 30,1996 is 7,766,433 shares.